# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LESAKA Technologies, CIK 0001041514
CUSIP: 64107N206
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (T3), 00000
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001384542
Persons authorized to receive notices and communications: Mr. Farid Fezoua, 2121 Pennsylvania Avenue, Washington, District Of Columbia (DC), 20433, (202) 522-3743

## Reporting persons
- International Finance Corporation ("IFC") (CIK 0001384542): type of reporting person: other (OO); member of a group; source of funds: other (OO); sole voting power 3,271,862; shared voting power 0; sole dispositive power 3,271,862; shared dispositive power 0; aggregate amount beneficially owned 3,271,862 (3.82% of the class)
  Comment: IFC is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.
- IFC African, Latin American and Caribbean Fund LP ("ALAC") (CIK 0001490628): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,856,263; sole dispositive power 0; shared dispositive power 1,856,263; aggregate amount beneficially owned 1,856,263 (2.17% of the class)
- IFC African, Latin American and Caribbean Fund (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,856,263; sole dispositive power 0; shared dispositive power 1,856,263; aggregate amount beneficially owned 1,856,263 (2.17% of the class)
- IFC Financial Institutions Growth Fund, LP ("FIG") (CIK 0001638084): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,302,551; sole dispositive power 0; shared dispositive power 3,302,551; aggregate amount beneficially owned 3,302,551 (3.85% of the class)
- IFC FIG Fund (GP), LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,302,551; sole dispositive power 0; shared dispositive power 3,302,551; aggregate amount beneficially owned 3,302,551 (3.85% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: LESAKA Technologies
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (T3), 00000
Comment: This Amendment No. 5 to Schedule 13D (the "Amendment") is being filed with respect to the Reporting Persons' beneficial ownership in Lesaka Technologies, Inc. (f/k/a Net 1 UEPS Technologies, Inc.) (the "Issuer"). This amendment supplements the Schedule 13D as previously filed on June 1, 2016, as amended by Amendment No. 4 filed March 17, 2026, Amendment No. 3 filed December 4, 2024, Amendment No. 2 filed August 19, 2022 and Amendment No. 1 filed on May 29, 2020 (as amended, the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:
We incorporate by reference Item 5(c) below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follow:
The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 85,736,223 shares outstanding as of May 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended as follows: ALAC, a United Kingdom limited partnership, of which IFC African, Latin American and Caribbean Fund (GP) LLC, a Delaware limited liability company, serves as general partner, disposed of 671,112 shares of Common Stock through a series of market sales between March 18, 2026 and June 17, 2026 for an aggregate price of $3,307,215, net of brokerage commissions, as follows: On March 18, 2026, ALAC sold 4,819 shares of Common Stock at a weighted average price of $5.3782 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $5.31 to $5.44. On March 19, 2026, ALAC sold 34,607 shares of Common Stock at a weighted average price of $5.0584 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $5.00 to $5.32. On March 23, 2026, ALAC sold 2,162 shares of Common Stock at a weighted average price of $5.0348 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $5.00 to $5.15. On March 24, 2026, ALAC sold 16,179 shares of Common Stock at a weighted average price of $5.0218 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $5.00 to $5.11. On March 25, 2026, ALAC sold 11,104 shares of Common Stock at a weighted average price of $5.0404 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $5.00 to $5.11. On March 26, 2026, ALAC sold 2,468 shares of Common Stock at a weighted average price of $4.9508 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $5.15. On March 27, 2026, ALAC sold 31,504 shares of Common Stock at a weighted average price of $4.91 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $4.95. On March 30, 2026, ALAC sold 6,467 shares of Common Stock at a weighted average price of $4.9166 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $4.95. On March 31, 2026, ALAC sold 32,807 shares of Common Stock at a weighted average price of $5.0185 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $5.08. On April 1, 2026, ALAC sold 18,663 shares of Common Stock at a weighted average price of $4.9725 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.91 to $5.00. On April 2, 2026, ALAC sold 9,928 shares of Common Stock at a weighted average price of $4.9945 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $5.02. On April 6, 2026, ALAC sold 34,219 shares of Common Stock at a weighted average price of $4.9514 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.92 to $5.02. On April 7, 2026, ALAC sold 47,954 shares of Common Stock at a weighted average price of $4.9137 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $4.97. On April 8, 2026, ALAC sold 19,311 shares of Common Stock at a weighted average price of $4.9278 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $5.015. On April 9, 2026, ALAC sold 9,878 shares of Common Stock at a weighted average price of $4.9527 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.92 to $5.03. On April 10, 2026, ALAC sold 57,894 shares of Common Stock at a weighted average price of $4.9828 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.93 to $5.00. On April 13, 2026, ALAC sold 52,230 shares of Common Stock at a weighted average price of $4.9203 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $5.01. On April 14, 2026, ALAC sold 106,948 shares of Common Stock at a weighted average price of $4.9004 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $4.91. On April 15, 2026, ALAC sold 19,488 shares of Common Stock at a weighted average price of $4.9023 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $4.93. On April 16, 2026, ALAC sold 66,437 shares of Common Stock at a weighted average price of $4.9001 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $4.94. On June 8, 2026, ALAC sold 17,033 shares of Common Stock at a weighted average price of $4.8854 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.85 to $4.93. On June 9, 2026, ALAC sold 18,557 shares of Common Stock at a weighted average price of $4.8997 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.85 to $4.99. On June 10, 2026, ALAC sold 1,061 shares of Common Stock at a weighted average price of $4.8537 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.85 to $4.86. On June 11, 2026, ALAC sold 7,625 shares of Common Stock at a weighted average price of $4.7449 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.70 to $4.80. On June 12, 2026, ALAC sold 6,880 shares of Common Stock at a weighted average price of $4.7220 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.70 to $4.80. On June 15, 2026, ALAC sold 30,331 shares of Common Stock at a weighted average price of $4.7238 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.70 to $4.7750. On June 16, 2026, ALAC sold 3,358 shares of Common Stock at a weighted average price of $4.7059 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.70 to $4.72. On June 17, 2026, ALAC sold 1,200 shares of Common Stock at a weighted average price of $4.6636 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.65 to $4.69. The Reporting Person undertakes, upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer to provide full information regarding the number of shares purchased at each separate price.

## Signatures
- International Finance Corporation ("IFC"): /s/ Mohamed Omer Eissa, Mohamed Omer Eissa / Portfolia Manager (06/17/2026)
- IFC African, Latin American and Caribbean Fund LP ("ALAC"): /s/ Selena Baxa, Selena Baxa / Fund Head (06/17/2026)
- IFC African, Latin American and Caribbean Fund (GP) LLC: /s/ Selena Baxa, Selena Baxa / Fund Head (06/17/2026)
- IFC Financial Institutions Growth Fund, LP ("FIG"): /s/ Jun Nitta, Jun Nitta / Fund Head (06/17/2026)
- IFC FIG Fund (GP), LLP: /s/ Jun Nitta, Jun Nitta / Fund Head (06/17/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.